==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13A-16 OR 15D-16

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF AUGUST, 2002

                        Commission file number: 1-14872

                                 SAPPI LIMITED

                (Translation of registrant's name into English)

                              48 Ameshoff Street
                                 Braamfontein
                               Johannesburg 2001
                           REPUBLIC OF SOUTH AFRICA
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F  X              Form 40-F
                       ---                       ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     ---

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

             Yes                            No  X
                 ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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                          INCORPORATION BY REFERENCE

Sappi Limited's report the third quarter ended June 2002, furnished by the Registrant under this Form 6-K, except for the fourth sentence of the third paragraph of the section thereof entitled "Comment," the last paragraph of the section thereof entitled "Cash Flow and Debt," the third and eighth sentences of the second paragraph and the first sentence of the fourth paragraph of section thereof entitled "Operating Review for the Quarter - Sappi Fine Paper
- North America," and the third, fourth, fifth and sixth paragraphs of the section thereof entitled "Outlook," and Sappi Limited's press release dated
July 31, 2002, announcing the quarter-end results, furnished by the Registrant under this Form 6-K, except for the fifth paragraph of the section thereof entitled "Results for the Quarter," the first and sixth sentences of the quote in the seventh paragraph of the section thereof entitled "Operational Review
- Fine Paper," and the third, fourth and fifth paragraphs of the section thereof entitled "Outlook," are incorporated by reference into the
Registration Statement on Form S-8 of the Registrant (File No. 333-11304) and
the Section 10(a) Prospectus dated April 3, 2001 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share
Incentive Scheme.

                          FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private
Securities Litigation Reform Act of 1995 ("the Reform Act"), Sappi Limited
(the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend",
"estimate", "plan", "assume", "positioned", "will", "may", "should", "risk"
and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry;
pulp and paper production, production capacity and pricing levels in North
America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems;
and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's
Registration Statement on Form F-1 and other filings with the Securities and
Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

sappi

The word for fine paper

Results for the quarter ended June 2002

2002

third quarter

Sappi is the world's leading producer of coated fine paper.

Sappi's achievements are driven by:

- Concentrated focus on our core business
- A successful pulp integration strategy
- A culture of innovation in products and technology
- The development of strong, globally competitive brands
- World-class assets
- An unrelenting focus on efficiency and cost management

Sales: where the product is manufactured*

North America 33%
Europe 45%
Southern Africa 22%

Sales: where the product is sold*

North America 34%
Europe 43%
Asia and other 9%
Southern Africa 14%

Sales by product group*

Coated fine paper 66%
Uncoated fine paper 6%
Coated specialities 9%
Pulp 8%
Commodity paper 7%
Other 4%

Geographic ownership**

North American investors 50%
South African investors 38%
European investors 12%

** for the quarter ended June 2002*
*** as at 30 June 2002*

EPS increases

Market conditions remain difficult in USA

Strong free cash flow of US$180 million

Cloquet integration well advanced

summary

	Quarter ended			Nine months ended	
	June 2002	March 2002	June 2001	**June 2002**	June 2001
Sales (US$ million)	**974**	871	967	**2,677**	3,186
Operating profit (US$ million)	**97**	105	91	**267**	355
EBITDA (US$ million)	**188**	186	175	**522**	622
Operating profit to sales (%)	**10.0**	12.1	9.4	**10.0**	11.1
EBITDA to sales (%)	**19.3**	21.4	18.1	**19.5**	19.5
Operating profit to average net assets (%)	**11.8**	15.1	10.5	**10.3**	13.4
EPS before exceptional items (Headline) (US cents)	**28**	26	24	**68**	90
EPS (US cents)	**29**	25	(27)	**64**	39
Return on equity (%)	**18.2**	17.8	14.1*	**12.9**	18.2*
Net debt (US$ million)	**1,572**	1,194	1,250	**1,572**	1,250

**Before Mobile restructuring charge*

sappi 2002/page 1

comment

In Europe prices have, on average, remained stable quarter on quarter. In North America prices remain very weak with continued downward pressure on prices by domestic producers. As the US economy continues to grow and European growth rate also improves, there has been a modest improvement in advertising expenditure but the print media has not yet benefited. If the trend continues an improvement should be seen in the next six months. Our order books in Europe have lengthened partly due to increased exports, but in North America order books remain short. We took approximately 100,000 tons of pulp and paper production downtime across the group during the quarter to match supply to demand, compared to 150,000 tons in the second quarter.

Net finance costs were US$7 million after marking financial instruments to market and foreign exchange gains of a net US$10 million. Before this net impact, finance costs were at the same level as last quarter and 30% below the corresponding quarter last year despite the acquisition of the Potlatch fine paper business for US$480 million, which was completed in May.

The effective tax rate for the quarter was 27%, which is consistent with the expected rate for the full year.

cash flow and debt

Other capital expenditure, excluding the recent acquisition, on fixed assets and plantations was US$150 million for the first three quarters, which as planned was below the sum of depreciation, amortisation and fellings.

The effect of extending maturities, replacing very low variable interest short-term debt, will be to increase finance costs in the short term. However, we believe that the benefits of improving the capital structure at favourable long-term rates outweigh the short-term penalty. We will enter into interest rate swaps in respect of a portion of our fixed long-term debt, to variable rates, to soften the impact of this move in the short term.

sappi 2002/page 2

operating review for the quarter

sappi fine paper

Markets for coated fine paper have not shown the turnaround seen in other sectors as a result of continued poor advertising spend. Analysts continue to expect advertising expenditure to pick up later this calendar year. Merchants appear to have started restocking in Europe but in the USA their inventories remain low. Producers have continued to curtail production to match output to demand.

Our performance was mixed with continued strong performances in Europe and South Africa, but disappointing results in North America.

	Quarter ended		
	June 2002 US$ million	June 2001 US$ million	% change
Sales	**820**	799	2.6
Operating profit	**54**	43	25.6
Operating margin (%)	**6.6**	5.4	–
EBITDA	**126**	105	20.0
EBITDA Margin (%)	**15.4**	13.1	–
RONOA p.a. (%)	**7.9**	6.6	–

Europe

The sales volume held up well in the seasonally quiet early summer and was similar to the prior quarter with sales of sheeted products performing better than web. Efforts to increase prices were only partly successful. We have been able to raise indent prices in some markets but in others, notably in southern Europe, price levels fell.

	Quarter ended			
	June 2002 US$ million	June 2001 US$ million	% change (US$)	% change (Euro)
Sales	**442**	401	10.2	4.2
Operating profit	**60**	26	130.8	118.1
Operating margin (%)	**13.6**	6.5	–	–
EBITDA	**104**	61	70.5	61.1
EBITDA Margin (%)	**23.5**	15.2	–	–
RONOA p.a. (%)	**17.2**	7.7	–	–

sappi 2002/page 3

North America

The North American market for coated fine paper remained weak. The industry reported increases in apparent consumption off a depressed level, of 7% versus last year and 6.5% versus last quarter. Average industry prices for sheets were down slightly compared to the prior quarter and down 4.6% versus the last year. Web prices continue to decline and were down 4.5% versus last quarter and 14.6% versus last year.

Sales of US$319 million, including the coated fine paper business acquired from Potlatch, were 6% below last year's US$340 million which included US$47 million of discontinued Mobile products.

	Quarter ended		
	June 2002 US$ million	June 2001 US$ million	% change
Sales	**319**	340	(6.2)
Operating (loss) profit	**(16)***	9	–
Operating margin (%)	**–**	2.6	–
EBITDA	**12**	35	(65.7)
EBITDA Margin (%)	**3.8**	10.3	–
RONOA p.a. (%)	**–**	3.1	–

*Includes US$13 million of non-recurring integration costs

Fine Paper SA

Return on net operating assets increased to 47.3%.

sappi 2002/page 4

Quarter ended			
	June 2002 US$ million	June 2001 US$ million	% change (US$)	% change (Rand)
Sales	**59**	58	1.7	35.5
Operating profit	**10**	8	25.0	66.5
Operating margin (%)	**16.9**	13.8	–	–
EBITDA	**10**	9	11.1	48.0
EBITDA Margin (%)	**16.9**	15.5	–	–
RONOA p.a. (%)	**47.3**	33.0	–	–

forest products

Local demand remained firm for all pulp and paper products. Some local and export price increases were implemented, but many local prices still remain below international levels. Local demand for packaging paper was strong and the export markets started to show signs of improved demand and pricing. Demand for dissolving pulp has firmed modestly resulting in improved sales volumes and prices are expected to firm. Viscose manufacturers have announced new capacity, which is encouraging for future demand.

	Quarter ended			
	June 2002 US$ million	June 2001 US$ million	% change (US$)	% change (Rand)
Sales	**154**	168	(8.3)	22.1
Operating profit	**39**	41	(4.9)	26.7
Operating margin (%)	**25.3**	24.4	–	–
EBITDA	**58**	63	(7.9)	22.6
EBITDA Margin (%)	**37.7**	37.5	–	–
RONOA p.a. (%)	**22.2**	18.2	–	–

splitting the role of chairman and chief executive

sappi 2002/page 5

definitions

Debt/total capitalisation – *current and non-current interest bearing borrowings, and bank overdrafts (net of cash, cash equivalents and short-term deposits), divided by shareholders' equity plus minority interest, non-current liabilities, current interest-bearing borrowings and overdraft*

EBITDA – *earnings before interest, tax, depreciation, amortisation and fellings (before non-trading profit/loss)*

EBITDA Margin – *EBITDA divided by sales*

Fellings – *the amount charged against the income statement representing the standing cost of the plantations harvested*

Net asset value – *shareholder's equity plus net deferred tax*

Net assets – *total assets less current liabilities*

NOPAT – *net operating profit after current tax*

ROE – *return on average equity. Net profit divided by average shareholder's equity*

RONA – *operating profit divided by average net assets*

RONOA – *operating profit divided by net operating assets, which are total assets (excluding deferred taxation and cash) less current liabilities (excluding interest-bearing borrowings and bank overdraft)*

sappi 2002/page 7

Financial results for the third quarter ended June 2002

sappi 2002/page 9

group income statement

	Unaudited Quarter ended June 2002 US$ million	Unaudited Quarter ended June 2001 US$ million	% change	Unaudited Nine months ended June 2002 US$ million	Unaudited Nine months ended June 2001 US$ million	% change
Sales	974	967	0.7	2,677	3,186	(16.0)
Cost of sales	768	786		2,147	2,559	
Gross profit	206	181	13.8	530	627	(15.5)
Selling, general and administrative expenses	109	90		263	272	
Operating profit	97	91	6.6	267	355	(24.8)
Non-trading loss	–	201		19	204	
Net finance costs	7	16		45	56	
Net paid *	13	25		68	83	
Capitalised	(6)	(9)		(23)	(27)	
Profit (loss) before tax	90	(126)		203	95	
Taxation - current	8	(2)		24	41	
- deferred	16	(58)		32	(37)	
Net profit (loss)	66	(66)		147	91	61.5
EBITDA	188	175	7.4	522	622	(16.1)
Basic earnings (loss) per share (US cents)	29	(27)		64	39	
Earnings before exceptional items (Headline earnings) per share (US cents)	28	24		68	90	
Weighted average number of shares in issue (millions)	230.4	230.7		230.2	233.8	
Diluted earnings (loss) per share (US cents)	28	(27)		63	39	
Diluted earnings before exceptional items (Headline earnings) per share (US cents)	28	24		67	89	
Weighted average number of shares on fully diluted basis (millions)	233.9	230.7		233.5	236.1	
Calculation of Earnings before exceptional items (Headline) net of tax						
Net profit (loss)	66	(66)		147	91	
Loss (profit) on disposal of business and fixed assets	1	(1)		2	–	
Mill closure costs and asset impairment	–	120		5	120	
Debt restructuring costs	–	–		6	–	
(Decrease) Increase in provisions	(1)	2		(3)	(1)	
Earnings before exceptional items (Headline)	66	55		157	210	

** Includes net income from foreign exchange gains and the mark to market of financial instruments of US$10 million (June 2001: US$8 million) for the quarter and US$1 million (June 2001: US$16 million) for the nine months.*

sappi 2002/page 10

group balance sheet

	Unaudited June 2002 US$ million	Audited September 2001 US$ million
ASSETS		
Non-current assets	3,691	3,346
Property, plant and equipment	3,261	2,890
Plantations	300	324
Deferred taxation	1	4
Other non-current assets	129	128
Current assets	1,094	1,160
Cash and cash equivalents	193	445
Trade and other receivables	321	202
Inventories	580	513
Total assets	4,785	4,506
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	1,543	1,503
Minority interest	2	3
Non-current liabilities	2,235	1,640
Interest-bearing borrowings	1,584	1,014
Deferred taxation	407	385
Other non-current liabilities	244	241
Current liabilities	1,005	1,360
Interest-bearing borrowings and bank overdraft	181	559
Other current liabilities	824	801
Total equity and liabilities	4,785	4,506
Number of shares in issue (millions)	230.6	229.5
Net debt (US$ million)	1,572	1,128
Net debt to total capitalisation (%)	39.7	30.4
Net asset value per share (US$)	8.45	8.21

sappi 2002/page 11

group cash flow statement

	Unaudited Quarter ended June 2002 US$ million	Unaudited Quarter ended June 2001 US$ million	Unaudited Nine months ended June 2002 US$ million	Unaudited Nine months ended June 2001 US$ million
Cash generated by operations	205	174	518	607
Movement in working capital	39	(3)	(92)	(126)
Net finance costs	(13)	(25)	(68)	(83)
Taxation paid	(4)	(44)	(63)	(53)
Dividends paid	–	–	(60)	(60)
Cash retained from operating activities	227	102	235	285
Cash effects of investing activities	(535)	(85)	(641)	(222)
Normal investing activities	(47)	(85)	(153)	(222)
Acquisition of net assets	(488)	–	(488)	–
	(308)	17	(406)	63
Cash effects of financing activities	365	18	160	(130)
Net movement in cash and cash equivalents	57	35	(246)	(67)

group statement of changes in shareholders' equity

	Unaudited Nine months ended June 2002 US$ million	Unaudited Nine months ended June 2001 US$ million
Balance – beginning of year	1,503	1,618
Net profit	147	91
Foreign currency translation reserve	(57)	(97)
Revaluation of derivative instruments	6	–
Dividends declared – US$0.26 (2001: US$0.25) per share	(60)	(60)
Net transfers to share purchase trust (share buybacks)	4	(77)
Balance – end of period	1,543	1,475

sappi 2002/page 12

notes to the group results

1. **Basis of preparation**
The group results have been prepared in conformity with South African Statements of Generally Accepted Accounting Practice. The same accounting policies have been followed as in the annual financial statements for September 2001.

The financial results for the quarter have been reviewed by the group's auditors, Deloitte & Touche. Their report is available for inspection at the company's registered offices.

	Unaudited Quarter ended June 2002 US$ million	Unaudited Quarter ended June 2001 US$ million	Unaudited Nine months ended June 2002 US$ million	Unaudited Nine months ended June 2001 US$ million
2. Operating profit				
Included in operating profit are:				
Depreciation	81	71	225	227
Fellings	7	8	19	24
Amortisation	3	5	11	16
	91	84	255	267
3. Capital expenditure				
Fixed assets (excluding Cloquet assets acquired)			131	203
Plantations			19	22
			150	225

	Unaudited June 2002 US$ million	Audited September 2001 US$ million
4. Capital commitments		
Contracted but not provided	44	78
Approved but not contracted	118	109
	162	187
5. Contingent liabilities		
Guarantees and suretyships	70	79
Other contingent liabilities	16	27

6. **Acquisitions**
Sappi is currently in the process of fair valuing the acquired assets and liabilities from the Potlatch Corporation at acquisition date. As the price paid was less than the acquired book values, this may result in a negative goodwill. The purchase accounting entry may be adjusted in the next quarter to take into account this valuation.

sappi 2002/page 13

regional information

	Unaudited Quarter ended June 2002 US$ million	Unaudited Quarter ended June 2001 US$ million	% change	Unaudited Nine months ended June 2002 US$ million	Unaudited Nine months ended June 2001 US$ million	% change
Sales – Metric tons (000's)						
Fine Paper – North America	313	297	5.4	765	951	(19.6)
Europe	543	497	9.3	1,620	1,617	0.2
Southern Africa	81	72	12.5	234	210	11.4
Total	937	866	8.2	2,619	2,778	(5.7)
Forest Products	648	597	8.5	1,829	1,827	0.1
Total	1,585	1,463	8.3	4,448	4,605	(3.4)
Sales						
Fine Paper – North America	319	340	(6.2)	809	1,119	(27.7)
Europe	442	401	10.2	1,285	1,337	(3.9)
Southern Africa	59	58	1.7	157	170	(7.6)
Total	820	799	2.6	2,251	2,626	(14.3)
Forest Products	154	168	(8.3)	426	560	(23.9)
Total	974	967	0.7	2,677	3,186	(16.0)
Operating profit						
Fine Paper – North America	(16)*	9	–	(36)	40	–
Europe	60	26	130.8	164	120	36.7
Southern Africa	10	8	25.0	24	23	4.3
Total	54	43	25.6	152	183	(16.9)
Forest Products	39	41	(4.9)	103	163	(36.8)
Corporate	4	7	(42.9)	12	9	33.3
Total	97	91	6.6	267	355	(24.8)
Earnings before interest, tax, depreciation and amortisation charges **						
Fine Paper – North America	12	35	(65.7)	42	124	(66.1)
Europe	104	61	70.5	282	231	22.1
Southern Africa	10	9	11.1	29	28	3.6
Total	126	105	20.0	353	383	(7.8)
Forest Products	58	63	(7.9)	157	230	(31.7)
Corporate	4	7	(42.9)	12	9	33.3
Total	188	175	7.4	522	622	(16.1)
Net operating assets						
Fine Paper – North America	1,464	1,081	35.4	1,464	1,081	35.4
Europe	1,476	1,336	10.5	1,476	1,336	10.5
Southern Africa	84	98	(14.3)	84	98	(14.3)
Total	3,024	2,515	20.2	3,024	2,515	20.2
Forest Products	715	899	(20.5)	715	899	(20.5)
Corporate	28	(38)	–	28	(38)	–
Total	3,767	3,376	11.6	3,767	3,376	11.6

** includes US$13 million of non-recurring integration costs*
*** before non-trading loss*

sappi 2002/page 14

convenience translation into rands

	Unaudited Quarter ended June 2002	Unaudited Quarter ended June 2001	% change	Unaudited Nine months ended June 2002	Unaudited Nine months ended June 2001	% change
Sales (ZAR million)	10,381	7,739	34.1	28,227	24,839	13.6
Operating profit (ZAR million)	1,034	728	42.0	2,815	2,768	1.7
Profit (loss) after taxation (ZAR million)	703	(528)		1,550	709	118.5
EBITDA (ZAR million)	2,004	1,401	43.1	5,504	4,849	13.5
Operating profit to sales (%)	10.0	9.4		10.0	11.1	
EBITDA to sales (%)	19.3	18.1		19.5	19.5	
Operating profit to average net assets (%)	11.4	10.8		11.2	13.7	
EPS before exceptional items (Headline) (SA cents)	298	191	56.4	717	700	2.4
Basic EPS (SA cents)	309	(216)		675	303	122.7
EBITDA per share (SA cents)	870	607	43.2	2,391	2,074	15.3
Net debt (ZAR million)				16,286	10,081	61.5
Net debt to total capitalisation (%)				39.7	34.5	
Cash generated by operations (ZAR million)	2,185	1,393	56.9	5,462	4,732	15.4
Cash retained from operating activities (ZAR million)	2,419	816		2,478	2,222	
Net movement in cash and cash equivalents (ZAR million)	608	280		(2,594)	(522)	
Exchange rates :						
Period end rate: US$1 = ZAR	10.3600	8.0650		10.3600	8.0650	
Average rate: US$1 = ZAR	10.6581	8.0033		10.5443	7.7963	
Period end rate: US$1 = EUR	1.0081	1.1788		1.0081	1.1788	
Average rate: US$1 = EUR	1.0875	1.1508		1.1115	1.1358	

sappi 2002/page 15

sappi ordinary shares

ZAR
160
140
120
100
80
60
40
20
0
1 Jan 1999
1 Apr 1999
1 Jul 1999
1 Oct 1999
1 Jan 2000
1 Apr 2000
1 Jul 2000
1 Oct 2000
1 Jan 2001
1 Apr 2001
1 Jul 2001
1 Oct 2001
1 Jan 2002
1 Apr 2002
29 Jul 2002

ADR price (NYSE TICKER: SPP)
note: (1 ADR = 1 sappi share)

US$
16
14
12
10
8
6
4
2
0
1 Jan 1999
1 Apr 1999
1 Jul 1999
1 Oct 1999
1 Jan 2000
1 Apr 2000
1 Jul 2000
1 Oct 2000
1 Jan 2001
1 Apr 2001
1 Jul 2001
1 Oct 2001
1 Jan 2002
1 Apr 2002
29 Jul 2002

sappi 2002/page 16

This report is available on the Sappi website –

www.sappi.com

Other interested parties can obtain printed copies of this report from:

South Africa:

Computershare Investor Services Limited, 8th Floor, 11 Diagonal Street, Johannesburg, 2001 PO Box 1053, Johannesburg, 2000. Tel +27 (0)11 370-5000.

United Kingdom:

Capita IRG plc, Bourne House, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, DX 91750, Beckenham West. Tel +44 (0)208 639-2157.

United States ADR Depositary:

Bank of New York, ADR Department, 101 Barclay Street, New York, NY 10286. Tel +1 212 815-5800.

www.sappi.com

Printed on Sappi HannoArt Silk 250g/m² and 150g/m²

FCB Jon$$ons

SAPPI

Press Release

Johannesburg, 31 July 2002

Geographic spread helps Sappi perform in tough markets during third quarter

Sappi, the world's leading producer of coated woodfree paper, today announced results for the third quarter 2002.

Results - Highlights

     o    Headline earnings per share up 4 US cents on previous year

     o    North America improves and Europe and Southern Africa perform well

     o    Cash flows remain strong

     o    Successful debt restructuring

Commenting on the results, Eugene van As, Executive Chairman of Sappi said that despite the difficult market conditions throughout the sector, Sappi's geographic spread had enabled the group as a whole to deliver a solid performance.

"Although the performance of our North American business improved in the quarter, conditions in the US market remain very challenging," he said, "and there is still a significant contrast between the poor performance in North
America and the good results reported by our European and Southern African businesses. However, Sappi's geographic spread continues to underpin our ability to deliver solid results in a sector that is experiencing extremely challenging conditions".

Results for the Quarter

Net profit before exceptional items of US$66 million was up 20% on the same quarter last year. Earnings per share before exceptional items were 28 US cents, 4 US cents up on last year and 2 US cents up on the sequential quarter.
Basic earnings per share were 29 US cents.

Cash flow (EBITDA) for the quarter was a strong US$188 million, slightly above the prior quarter, and free cashflow before the acquisition investment was
US$180 million. There was a US$39 million reduction in working capital in the quarter.

The acquisition of the Potlatch fine paper division for approximately US$480 million was funded by debt. Because of our strong cash flow the net impact after expending US$480 million was an increase in net debt compared to the previous quarter of only US$378 million to US$ 1,572 million from US$1,194 million. Debt to total capitalization is just below 40%.

Sappi's US denominated bond issue in June was a great success. The group raised US$750 million in two tranches: US$500 million 10 year and US$250 million 30 year. The bonds priced with coupons of 6.75% and 7.50%
respectively, as low as any in the sector. The proceeds of the bonds have been used to extend the maturity of debt.

"The effect of extending maturities, whilst replacing very low variable interest short term debt, will mean a short term increase in finance costs,"
said Don Wilson, Sappi's Finance Director. "However the group is of the view that the benefits of improving the capital structure at favorable long-term rates outweigh the short-term penalty, and we will enter into interest rate swaps in respect of a portion of our fixed long term debt to variable rates to soften the impact."

Operational Review

Fine Paper

Overall, markets for coated woodfree paper have not shown the recovery seen in other sectors, mainly as a result of continued poor advertising spend, although analysts continue to expect advertising expenditure to pick up later this calendar year. Whilst merchants appear to have started restocking in
Europe, in the USA inventories remain low. Producers have continued to curtail production to match output to demand.

Industry shipments of coated fine paper improved by 8% in Europe compared to a year earlier but declined 5% compared to the seasonally stronger previous quarter. Industry shipments in the USA were 2.5% down year on year but 4% up compared to the previous quarter. Imports into the USA continue to represent approximately 23% of coated fine paper sales despite the relatively weaker US dollar. North America prices remain very weak with continued downward pressure on coated free sheet prices by domestic producers.

The group's order books in Europe have lengthened partly due to exports, but in North America they remain short. Sappi curtailed approximately 100,000 tons of pulp and paper production during the quarter to match supply to demand, compared to 150 000 tons in the second quarter.

Against this background, the fine paper division's operating income increased
25.6% to US$54 million representing a return on net operating assets of 7.9%.

In Europe the sales volume held up well in the seasonally quiet early summer and was similar to the prior quarter. Efforts to increase prices were only partly successful. We have been able to raise indent prices in some markets but in other, notably in Southern Europe, price levels fell. The strengthening of the Euro against the US dollar helped to counteract the dollar increase in purchased pulp prices. The return on net operating assets in the European business was 17.2%, slightly lower than the previous quarter.

In North America the market for coated fine paper remained weak. Operating profit, prior to non-recurring integration costs of approximately US$13 million, improved versus the prior quarter by approximately US$7 million. The results include the coated freesheet business and Cloquet mill acquired from
Potlatch from 13 May 2002.

Commenting on the progress of the Potlatch acquisition, Bill Sheffield CEO of
Sappi Fine Paper said:

"The integration has proceeded well and the benefits of synergies will start to impact results in the next quarter. The mill was closed for a few days after which we restarted it with a workforce of 550 people, about 20% less than the previous work force. The mill is currently running at higher rates than previously. We have also integrated and streamlined the sales force and moved the production to Cloquet and other Sappi mills. The combination of
Sappi and the acquired business lost some market share as we shed unprofitable business and in the transition lost some sales of the Potlatch products, as we had expected. We anticipate recovering most of these sales. Price developments were in line with the market".

"Operating margins on North American assets," he added, "are on track to improve. The North American market continued to be profitable when the sales of products from our European business are included."

The South African Fine Paper business had a good quarter. Order books remained strong in local markets partly as a result of import substitution. Average prices realised were 19% higher than last year in Rand terms, although, as a result of the weakening of the Rand year on year, they were 10% lower in dollars. Return on net operating assets increased to 47.3%.

Forest Products

The group's Forest Products division had a good quarter with local demand remaining firm for all pulp and paper products. Some local and export price increases were implemented, but many local prices still remain below international levels.

John Job, CEO of Forest Products said that local demand for packaging paper was strong. "Our export markets also started to show signs of improved demand and pricing," he said. "Demand for dissolving pulp has firmed modestly during the quarter, which resulted in improved sales volumes, and prices are expected to firm. Viscose manufacturers have announced new capacity, which is encouraging for future demand."

The division's operating performance continues to be favorably affected by the weak Rand/Dollar exchange rate. The Rand's depreciation has however led to increased inflation, which is expected to lead to higher input costs going forward. The return on net operating assets was a strong 22.2%.

Splitting the role of Chairman and Chief Executive

The process of finding a successor to the chief executive is well underway.
The board is not yet able to make an announcement.

Outlook

Although there is some improvement in orders in most of the group's markets,
North American demand for coated fine paper remains patchy.
Pulp prices have continued to increase steadily to approximately US$490 per ton for NBSK in July. Pulp inventories at both consumers and producers are at reasonably low levels as a result of improved consumption and production discipline.

The relative strength of the Euro compared to the US dollar is expected to enhance the dollar earnings of Sappi's European business because its sales are predominantly in Euros, while part of its costs (particularly purchased pulp)
is in US dollars. It is estimated that, other things remaining unchanged, a
10% strengthening in the Euro would result in approximately 13 US cents improvement in earnings per share.

For Sappi's Southern African businesses a strengthening of the rand against the dollar of approximately 10% would result in approximately 11 US cents reduction in earnings per share. On balance, however, the weakening of the US dollar is favourable to Sappi.

Commenting on the picture going forward, van As said:

"Improved demand for coated paper is largely dependent on improved advertising expenditure, which we expect in the coming months provided recent shocks in the US financial markets do not further affect economic growth. A further slight improvement in quarterly earnings per share in the final quarter is expected given current conditions."

ends

Forward looking statement

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Issued by:

Brunswick South Africa
on behalf of Sappi Limited
Tel + 27 (0) 11 268 5750
Fax + 27 (0) 11 268 5747

Andre F Oberholzer, Corporate Affairs and Communication Manager
Sappi Limited
Tel +27(0) 11-407 8044
Fax +27(0) 11-403 8236
Mobile +27(0) 82-906 0638
Andre.Oberholzer@za.sappi.com

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SAPPI LIMITED

                                        by /s/ D.G. Wilson
                                           -----------------------------
                                           Name:  D.G. Wilson
                                           Title: Executive Director: Finance

Date:  August 5, 2002